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                               	UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          	WASHINGTON, D.C. 20549



                              	SCHEDULE  13G

               	Under the Securities Exchange Act of 1934
                          	(Amendment No. 13)*


                            	Uni-Marts, Inc.
            ------------------------------------------------
                           	(Name of Issuer)

                             	Common Stock
            ------------------------------------------------
                 	(Title of Class of Securities)

                             	904571 30 4
              	  ----------------------------------
                           	(CUSIP Number)

                           	Annual Report
       	-------------------------------------------------------
       	(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

/   / Rule 13d-1(b)

/   / Rule 13d-1(c)

/ X / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                  	(Continued on following page(s))

                          	Page 1 of 5 Pages

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CUSIP No. 904571 30 4                      13G                Page 2 of 5

 1. Name of Reporting Person
    Henry D. Sahakian

 2.	Check the Appropriate Box if a Member of a Group
                                               __
                                          (a) |__|
                                               __
                                          (b) |_x|
 3.	SEC Use Only



 4.	Citizenship or Place of Organization
    United States

Number of	     5.	Sole Voting Power

Shares          		523,467 shares

Beneficially   6.	Shared Voting Power

Owned By        		281,100 shares

Each         	7.	Sole Dispositive Power

Reporting		      523,467 shares

Person       	8.	Shared Dispositive Power

With	           	281,100 shares

 9.	Aggregate Amount Beneficially Owned By Each Reporting
    Person
    804,567 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

    Henry D. Sahakian's daughter and son-in-law own 34,340 shares and Mr. Sahakian is one of two trustees for a trust for the benefit of Daniel D. Sahakian's son holding 423,500 shares of Common Stock. Henry D.
    Sahakian disclaims beneficial ownership of these shares, and they are not included in the aggregate totals in number 9.

11.	Percent of Class Represented by Amount in Row 9
    11.6 Percent

12.	Type of Reporting Person
    IN


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                                                              Page 3 of 5


ITEM 1 (a)	Name of Issuer

          	Uni-Marts, Inc.



ITEM 1 (b)	Address of Issuer's Principal Executive Offices

          	477 East Beaver Avenue
           State College, PA  16801



ITEM 2 (a)	Name of Person Filing

          	Henry D. Sahakian



ITEM 2 (b)	Address of Principal Business Office

          	477 East Beaver Avenue
           State College, PA  16801



ITEM 2 (c)	Citizenship

          	United States



ITEM 2 (d)	Title of Class of Securities

          	Common Stock



ITEM 2 (e)	Cusip Number

          	904571 30 4



ITEM 3

          	N/A




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                                              Page 4 of 5

ITEM 4	Ownership

       (a)	804,567 shares
       (b)	11.6 percent
       (c)  	(i)   523,467 shares
             (ii)  281,100 shares
             (iii) 523,467 shares
             (iv)  281,100 shares



ITEM 5	Ownership of Five Percent or Less of a Class

      	N/A



ITEM 6	Ownership of More than Five Percent on Behalf of Another  	Person

       Beneficial ownership of Common Stock includes 92,400 shares held by Mr. Sahakian jointly with his wife and 35,500 shares owned by his wife, 91,000 shares owned by HFL Corporation and 62,200 shares owned by Unico
       Corporation.



ITEM 7	Identification and Classification of the Subsidiary which
       Acquired the Security being Reported on by the Parent
       Holding Company

      	N/A



ITEM 8	Identification and Classification of Members of a Group

      	N/A



ITEM 9	Notice of Dissolution of a Group

      	N/A



ITEM 10	Certification

       	N/A

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                                              Page 5 of 5



	SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 14, 2000
                                         -------------------------------
                                                     Date

                                          /S/ HENRY D. SAHAKIAN
                                         -------------------------------
                                                   Signature

                                         Henry D. Sahakian
                                         -------------------------------
                                                   Name/Title